03002604

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF2-19-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 0 6 2003 WASH. DC 155 SECTION

SEC FILE NUMBER
8-24841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 AND ENDING 12-31-2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SOUTHAMPTON INVESTMENT SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DINESH S SHAH (215) 322-8530

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICCARDI MICHAEL E.

(Name – *if individual, state last, first, middle name*)

10 N. STATE ST. NEWTOWN PA 18940

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dinesh S. Shah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southampton Inv. Ser. Inc., as of 12-31-, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED BEFORE ME THIS 27 DAY OF [illegible] 2003 IN THE COUNTY OF MONTGOMERY, STATE OF PENNSYLVANIA.

Dinesh S. Shah
Signature

President
Title

Ronald J. Hall
Notary Public

Notarial Seal
Ronald J. Hall, Notary Public
Upper Moreland Twp., Montgomery County
My Commission Expires Dec. 11, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cohen Marketing Group
10 N. State Street
Newtown, PA 18940
215-968-2794

January 15, 2003

TO THE SHAREHOLDERS AND DIRECTORS:

I have examined the financial statements of Southampton Investment Services, Inc. as of December 31, 2002 and have issued my report thereon. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system, the procedures for safeguarding securities, and the practices and procedures the review of which is specified in subparagraphs (i) to (iv) of rule 17a-(g)(1), to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the securities exchange act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and the Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other audited procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective on internal accounting control is to provide reasonable, but not absolute, assurance as the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintenance accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes judgments by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period December 31, 2002 which was made for the purpose set forth in the first paragraph above and would not necessarily disclose all weakness in the system which may have existed during the period under review, disclosed no weakness that I believe to be material.

Yours truly,

M.E. Ricccardi
Public Accountant

MER/cmr

Cohen Marketing Group
10 N. State Street
Newtown, PA 18940
215-968-2794

January 15, 2003

Mr. Dinesh S. Shah, President
Southampton Investment Services, Inc.
1476 Rosebud Road
Southampton, PA 18966

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Southampton Investment Services, Inc. as of December 31, 2002 and the related statements of income, financial earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

It is the nature of this company that securities are not held by the company but sent directly to the clearing broker. For this reason, no procedure for safeguarding securities by the company was performed.

In our opinion, except for the inability to inspect securities for the reason mentioned, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

M.E. Riccardi
Public Accountant

Registered as a Public Accountant in the Commonwealth of Pennsylvania License #PA-001506-L

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton
Telephone: (215) 322-5530
Fax: (215) 953-9216

INCOME STATEMENT FOR PERIOD JAN 1,2002 TO DEC 31,2002

Revenues:	
Commissions	$9,602.44
Interest	11.37
Other Income	18,375.78
Trading	(53,880.63)
Dividend	6,627.35
Total Revenues	**($19,263.79)**
Expenses:	
Communications	6,550.55
Publications	602.98
Wages	9,100.00
Payroll Taxes	903.56
Gifts	48.64
Office Equipment	280.78
Registration	1,201.00
Entertainment	168.11
Miscellaneous	314.36
Interest Paid	0.00
Postage	112.03
Office Supplies	37.06
Taxes	128.60
Total Expenses	**$19,447.67**
Net Income	**($38,711.46)**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

BALANCE SHEET AS OF DEC. 31, 2002

Assets	
Current Assets	
Cash	$1,161.57
Securities	168,277.58
SWS Clearing	2,383.64
Accounts Receivables	4,593.92
Total Current Assets	**$176,416.71**
TOTAL ASSETS	**$176,416.71**
Liabilities and Shareholders Equity	
Current Liabilities	
Accounts Payable	0.00
Tax Payables	72.81
Total Liabilities	**$72.81**
Capital	
Common Shares Authorize 20,000	
No Par Value	120,000.00
Retained Earnings	56,343.90
Total Capital	**$176,343.90**
TOTAL LIABILITIES & CAPITAL	**$176,416.71**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF CHANGES IN FINANCIAL FOR PERIOD J JAN 1,2002 TO DEC 31,2002

Sources of Funds	
Net Profit	($38,711.46)
SWS Clearing	4,943.48
Securities	39,846.62
Total	**$6,078.64**
Uses of Funds	
Decrease in Taxes Payable	780.43
Increase in Accounts Receiables	4,593.92
Total	**$5,374.35**
Decrease in Working Capital	**($704.29)**

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

STATEMENT OF RETAINED EARNINGS FOR PERIOD JAN. 1, 2002 TO DEC. 31, 2002

Retained Earnings: January 1,2002	$95,055.36
Net Income for Period	(38,711.46)
Retained Earnings: December 31, 2002	**$56,343.90**

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC. 1476 ROSEBUD ROAD SOUTHAMPTON, PA 18966 as of 12-31-02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 176,343 90	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)			273 47	3525
5.	Total capital and allowable subordinated liabilities			$ 176,070 43	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	3,339 71	3733		
	3. Options	61	3730		
	4. Other securities	3595	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(6935 32)	3740
10.	Net Capital			$ 169,135 11	3750

OMIT PENNI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SOUTHAMPTON INVESTMENT SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

For the period (MMDDYY) from 1-1-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 215,055.36	4240
A. Net income (loss)		(38,711.46)	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 176,343.90	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

SOUTHAMPTON INVESTMENT SERVICES, INC

1476 Rosebud Road, Southampton, PA 18966
Telephone: (215) 322 - 8530
Fax: (215) 953 - 9216

RECONCILIATION OF NET CAPITAL ENDING DEC. 31, 1999

Net Worth At Beginning of Period Covered By This Statement January 1, 2002	$215,055.36
Profits (Losses) For 12 Months Ending December 31, 2002	(38,711.46)
Total	**$176,343.90**
Deductions:	
Petty Cash	$273.47
Hair Cut	6,935.32
Total Deductions	**$7,208.79**
Net Capital, December 31, 2002	**169,135.11**
Net Computation As Per Unaudited Computation	169,135.00
Discrepancy	**$0.11**

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966

Notes to statement of Financial Condition:

(1) Southampton Investment Services Inc., (the "company") is a broker-dealer and clears all transations through Southwest Clearing Corp.. on a fully disclosed basis.

(2) Securities are carried on a settlement data basis.

(3) Securities are valued on a market valuse basis.

(4) No sub-ordinated loans are outstanding.

(5) As a registered broker-dealer and member of NASD, the "Company" is subject to Uniform Net Capital Rule 17a –5 (a) of Securities and Exchange Commission. "Company" as of December 31, 200~~1~~2, net capital of $ ~~203,182~~ 169,135 against the required capital of $ 100,000.

(6) "Company" does not have any lease obligations.

SOUTHAMPTON INVESTMENT
SERVICES, INC.
1476 ROSEBUD ROAD
SOUTHAMPTON, PA 18966